UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TDCX Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

87190U100**
(CUSIP Number)

Laurent Junique
Transformative Investments Pte Ltd
+65 6309 1688
750D Chai Chee Road
#06-01/06 ESR BizPark @ Chai Chee
Singapore 469004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
___________________________________________
*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**    CUSIP number 87190U100 has been assigned to the American depositary shares ("ADSs") representing Class A ordinary shares, par value $0.001 per share, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "TDCX." Each ADS represents one Class A ordinary share of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87190U100	13D	Page 2 of 8 Pages

1	Names of Reporting Persons Laurent Junique
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 123,704,024(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 123,704,024(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,704,024(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 84.9%(2)
14	Type of Reporting Person (See Instructions) IN

Notes:
(1)         Represents (i) 166,000 Class A ordinary shares ("Class A Shares") of TDCX Inc. (the "Issuer") directly held by Mr. Junique's spouse, (ii) 38,024 Class A ordinary shares of the Issuer directly held by Mr. Junique and his spouse and (iii) 123,500,000 Class A Shares issuable upon conversion of the Class B ordinary shares ("Class B Shares") of the Issuer directly held by Transformative Investments Pte Ltd, an exempted company incorporated under the laws of Cayman Islands ("TIP"), of which Mr. Junique is the sole director.  The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.
(2)       The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 22,262,800 outstanding Class A Shares as of December 31, 2021, as disclosed in the Issuer's Form 20-F filed on April 20, 2022, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

CUSIP No. 87190U100	13D	Page 3 of 8 Pages

1	Names of Reporting Persons Transformative Investments Pte Ltd
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 123,500,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 123,500,000(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,500,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 84.7%(2)
14	Type of Reporting Person (See Instructions) CO

Notes:
(1)         Represents 123,500,000 Class A Shares issuable upon conversion of the Class B Shares directly held by TIP. The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.
(2)        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 22,262,800 outstanding Class A Shares as of December 31, 2021, as disclosed in the Issuer's Form 20-F filed on April 20, 2022, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

CUSIP No. 87190U100	13D	Page 4 of 8 Pages

Explanatory Note

This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with acquisitions by them of Class A Shares (as defined below) on May 10, May 11, and May 12, 2022, which, together with all other acquisitions of beneficial ownership of Class A Shares by the Reporting Persons during the preceding 12 months, exceeded two percent of the outstanding Class A Shares. The Reporting Persons previously reported their beneficial ownership over securities of the Issuer (as defined below) on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”).

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares of TDCX Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004. This Schedule 13D related to the Class A ordinary shares, par value US$0.0001 per share (“Class A Shares”).

American Depositary Shares (“ADSs”) representing Class A Shares on a one-for-one basis are listed on the New York Stock Exchange under the symbol “TDCX.”

Item 2.	Identity and Background

(a): This Schedule 13D is being filed jointly by Laurent Junique and Transformative Investments Pte Ltd (together, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Mr. Laurent Junique is a citizen of France. Mr. Laurent Junique is the founder, executive chairman, and the chief executive officer of the Issuer. The business address of Mr. Laurent Junique is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee Singapore 469004.

Transformative Investments Pte Ltd is a company incorporated in the Cayman Islands. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of Mr. Junique and his family. Mr. Junique is the sole director of Transformative Investments Pte Ltd.  The registered address of Transformative Investments Pte Ltd is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to May 10, 2022, the Reporting Persons were deemed to beneficially hold an aggregate of 123,500,000 Class A Shares issuable upon conversion of the Class B ordinary shares of the Issuer, par value US$0.001 per share (“Class B Shares”) directly held by TIP. Each Class B Share is entitled to 10 votes per share.  Mr. Laurent used his personal funds to purchase the Issuer securities held by TIP. TIP used such funds to acquire the original ordinary shares of the issuer.

On May 10, 2022, Mr. Junique purchased a total of 889 Class A ordinary shares at a weighted-average purchase price per ADS of $9.9734 on the open market under the Trading Plan (as defined below). On May 11, 2022, Mr. Junique purchased a total of 6,135 Class A ordinary shares at a weighted-average purchase price per ADS of $9.9581 on the open market under the Trading Plan. On May 12, 2022, Mr. Junique purchased a total of 31,000 Class A ordinary shares at a weighted-average purchase price per ADS of $9.9339 on the open market under the Trading Plan.

CUSIP No. 87190U100	13D	Page 5 of 8 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Mr. Laurent Junique entered into a Rule 10b5-1 Purchase Plan (the “Trading Plan”), dated as of March 31, 2022 with Credit Suisse AG Singapore Branch.  Under the Trading Plan, Credit Suisse AG Singapore Branch is acting through its affiliate Credit Suisse Securities (USA) LLC as broker (the “Broker”). Under the Trading Plan, the Mr. Laurent agreed to purchase up to $2,000,000 in ADSs representing the Class A Shares, subject to certain volume and pricing limits. The Trading Plan will terminate on May 27, 2022 or until all of the ADSs to be purchased under the Trading Plan are purchased or the Trading Plan is otherwise terminated. The program will not require Mr. Laurent Junique to purchase any specific number of ADSs or Class A Shares or at all, and may be modified, suspended or terminated at any time without notice. The Reporting Person intends to make all purchases under the Trading Plan using personal funds.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 22,262,800 issued and outstanding ordinary shares as of December 31, 2021, as disclosed in the Issuer’s Form 20-F filed on April 20, 2022, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

(c): Item 3 of the Schedule 13D is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Shares during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in its entirety. The form of the Trading Plan is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Registration Rights Agreement

On September 18, 2021, the Issuer entered into a registration rights agreement with TIP, which grants certain registration rights with respect to the Class A Shares or ADSs owned TIP and certain of its affiliates (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer provides for customary “demand” registration, “shelf” registration and “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnifies the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

CUSIP No. 87190U100	13D	Page 6 of 8 Pages

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in their entirety by reference to such agreement, a copy of the form of Registration Rights Agreement is attached hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement by and between the Reporting Persons
B	Form of 10b5-1 Trading Plan
C	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed by the Issuer with the SEC on September 7, 2021)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2022
Laurent Junique

/s/ Laurent Junique

Transformative Investments Pte Ltd

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Director